Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: June 25, 2015

CORPORATE PARTICIPANTS
Henk Jan ten Brinke Koninkljke Ahold NV - VP IR
Dick Boer Koninkljke Ahold NV - President and CEO
Frans Muller Delhaize Group SA - President and CEO
Jeff Carr Koninkljke Ahold NV - EVP and CFO
Pierre Bouchut Delhaize Group SA - EVP and CFO
CONFERENCE CALL PARTICIPANTS
Edouard Aubin Morgan Stanley - Analyst
James Anstead Barclays - Analyst
Fernand De Boer Petercam - Analyst
Patrick Roquas Rabobank - Analyst
David McCarthy HSBC - Analyst
Andrew Gwynn UBS - Analyst
James Grzinic Jefferies - Analyst
Bruno Monteyne Sanford Bernstein - Analyst
Sreedhar Mahamkali Macquarie - Analyst
Gerard Rijk SNS Securities - Analyst
John Kershaw Exane BNP Paribas - Analyst
Cedric Lecasble Raymond James - Analyst
Juergen Elfers Commerzbank - Analyst
PRESENTATION
Operator
Good day and welcome to the Ahold Delhaize merger announcement conference call. Today’s conference is being recorded. At this time I would like to turn the conference over to Mr. Henk Jan ten Brinke.

Henk Jan ten Brinke - Koninkljke Ahold NV - VP IR
Thank you operator. Ladies and gentlemen, good morning. Thank you for joining us today. I just want to remind you that today’s presentation and discussion will include forward-looking statements and we want to caution you that such statements are predictions and that actual events or results can differ materially. Factors that may have a material effect on our business are detailed in the cautionary note in our announcement released this morning and are contained in our SEC filings. Statements that are made as of the date of this presentation and Ahold or Delhaize Group assumes no obligation to update this information.
Today we have the following people with us, Dick Boer, CEO Ahold; Frans Muller, CEO Delhaize Group; Jeff Carr, CFO Ahold; and Pierre Bouchut, CFO Delhaize Group. And, with that, I’d like to hand over to you, Dick.

Dick Boer - Koninklijke Ahold NV - President and CEO
Thank you very much Henk Jan. Ladies and gentlemen, a good morning and thank you for joining us. As you’ve heard by now, Ahold and Delhaize have announced this morning our intention to merger our companies to become Ahold Delhaize. We’re very excited about what this means for our customers, associates, shareholders and other stakeholders, and look forward to sharing more detail with you now.
I’ll start the presentation to introduce the new Ahold Group, Ahold Delhaize, and to present the details of the transaction. I will then go over the strategic rationale and the compelling value proposition of the proposed merger. After that Frans will take over to discuss the significant opportunities we have as a combined Group. And then we are happy to take your questions.
Let me start with introducing Ahold Delhaize. I’m now on page 6 of the presentation you may have received. Ahold and Delhaize have retail portfolios that each feature trusted brands that have a strong local identity and heritage and inspire local loyalty. Together we have 6,500 stores. And this merger of equals will make us the largest food retailer in the Benelux and a top food retailer in the United States. We’ll also have leading positions in Central and Southeastern Europe, as well as joint ventures in Indonesia and Portugal. In United States and in Europe, Ahold Delhaize will be serving more than 50m customers every week.
We strongly believe that Ahold Delhaize as a combined Company will deliver a better shopping experience for our customers. The customer is first and foremost the reason we exist and the key to a long, successful future. We see tremendous opportunities to leverage the resources and expertise of both companies and accelerate innovation to meet and exceed the expectations of customers through delivering better value, choice, service and ways to shop.
The transaction will create significant value for our shareholders, with anticipated run rate synergies of EUR500m per annum to be fully realized in the third year after completion. Both businesses are highly cash-generative. And this will allow Ahold Delhaize to continue to invest in future growth but, at the same time, to deliver attractive returns to our shareholders.
Moving on to the transaction highlights then, as you can see on slide number 7. This provides you an overview of the transaction. We proposed that Delhaize shareholders receive 4.75 Ahold shares for each Delhaize share. Ahold has terminated today its current share buyback program as part of this transaction. It plans to make a EUR1b capital return and reverse stock split prior to the completion of this merger. Following this reverse stock split and merger, Ahold’s shareholders will own approximately 61% of the combined Company’s equity and Delhaize shareholders approximately 39%.
The transaction will be structured as a merger, after which the combined entity will be named Ahold Delhaize. Ahold will be an ongoing listed entity and will be listed in Amsterdam and Brussels. We plan to have an extraordinary shareholders’ meeting for each company to seek approval for the merger, likely to take place in the first quarter of 2016. And as a result we expect to complete the transaction mid 2016 following the usual regulatory clearance and associated consultation procedures as applicable.
Turning then to the governance of the new Company. Looking at the leadership of the new Company, the combined Company will have a two-tier Board, comprising a supervisory board and a management board. Ahold and Delhaize will be equally represented on each. The management board will delegate day-to-day management to the executive committee. Mr. Mats Jansson, currently the Chairman of Delhaize Supervisory Board, will be the Chairman of the new combined supervisory board. Mr. Jan Hommen and Mr. Jacques de Vaucleroy will serve as Vice Chairmen. Mr. Mats Jansson and Mr. Jan Hommen will form the presidium of the supervisory board.
Myself, Dick Boer, currently CEO of Royal Ahold, will be the CEO of the combined Company. Frans Muller, currently CEO of Delhaize Group, will be the Deputy CEO and Chief Integration Officer. Mr. Jeff Carr, currently CFO of Royal Ahold, will be Chief Financial Officer. And Mr. Pierre Bouchut, currently CFO for Delhaize Group, will become Chief Operating Officer for Europe. The current Chief Operating Officers of Ahold and Delhaize in the United States will stay on as COOs for their respective businesses. This is all subject to shareholder approval of course.
Ahold Delhaize will have their headquarters in The Netherlands, with the European headquarters based in Brussels.

On slide 9 it shows you how the transaction will take place in a more schematic way, with the most important elements listed again. So let me now give you the strategic rationale for the combination. So, you have any questions on page 9, certainly we can go in it, but I mentioned them I think in my previous part of the presentation already.
So what is the rationale? And I think that’s important to discuss even more. As we already briefly mentioned, this merger creates a leading international food retailer with highly complementary portfolios. Its enhanced scale allows us to innovate and act as a market leader to improve the overall value proposition while maintaining our strong trusted local brands.
Both companies share similar values, heritages and strategies, and we believe the cultures of both groups are complementary, helped by the fact that both Ahold and Delhaize have a strong focus on the customer.
We believe that we will be able to further enhance the customer experience by improving and enriching the customer offer by providing more choice and value in products and service and also more ways to shop. An important factor supporting the potential success of the combination is formed by the continued support and engagement of our associates. We believe the creation of a bigger, stronger and more capable company will result in an even better place to work and is able to guarantee a long-term sustainable future with more exciting career and development opportunities.
And finally, the combined Group will start off from a strong financial foundation, with significant cash flow generation and a very strong balance sheet. Both will increase our financial flexibility, which we plan to use for investing in the future growth of the Group as well as to continue delivering attractive returns to our shareholders.
As we mentioned at the beginning of this call, most companies have the same vision and focus on putting the customer at the center of everything we do. And we see significant value to come for our shareholders. In addition, we also see important benefits for all of our stakeholders.
Firstly, our associates. Above all we will guarantee all our commitments to social agreements that we have made. We believe that the continued support and dedication of our associates will be key to making this combination going forward a success. And we will use our enlarged scale to offer more opportunities to our associates to develop and build long-term careers within the Group.
In terms of our suppliers, the sustainable long-term relationships that both companies enjoy in a lot of cases with their suppliers will continue and could even be strengthened further as this combination will provide plenty of exciting opportunities for them as we will have an increased number of store formats in more markets and we will also have an increased capacity to find ways to innovate together.
Thirdly, our communities. We mentioned that we own strong, trusted and local brands which are anchored in their local communities. They not only have pivotal role as food stores and as a local employer, where people can learn and develop themselves, but our local brands are also increasingly important to provide local suppliers with a place to sell their goods and to provide local food banks with food and support to guarantee meals to those who need it the most.
Turning then to slide 12. Putting our companies side by side, our businesses have similar comparative profiles, as you can see here. Post the merger, the Company will have a network of 6,500 stores, which will include a wide variety of store formats, including supermarkets, franchise stores, different convenience, of neighborhood concepts, hypermarkets and specialty stores. Importantly our combined store network features a number of well-known trusted banners, with valuable brand equity in their respective markets.
The aggregated 2014 sales of EUR54b in eight different countries and 370,000 associates. And additionally we will continue to realize value from our joint ventures in both Indonesia and Portugal.
On slide 13 you will see that the combination has highly complementary store footprints, with only limited overlap in our store networks in the United States and in Belgium.

On slide 14, we look forward to bringing together these great local brands or, as we call them, banners in our key markets. For example, Delhaize Hannaford and Alfa-Vita brands are strong local brands that both are known for having great customer service and a great offering, fresh produce, meat and fish.
We little discuss our Central and South European presence so far, but also in this part of Europe Ahold Delhaize will have increased scale, with strong leading market positions, which should position us well for further continued growth in these regions. And with the acquisition of SPAR, Ahold’s Albert brand is now a leading food retailer in the Czech Republic. Delhaize MAXI and TEMPO banners in Serbia are market leaders, but only account for just 14% of market share but continue to provide our Serbian operations with significant growth opportunities.
It’s now a pleasure for me to hand over to Frans Muller, my colleague and friend and CEO of Delhaize Group.

Frans Muller - Delhaize Group SA - President and CEO
Thank you very much, Dick, and good morning to everybody. And thank you, Dick, for opening our discussion this morning. I’m very excited too about this announcement, and pleased to share with you further details about what this transaction represents for our customers.
And with you now, I’m on page 16. As you know, the industry continues to change and evolve as customer preferences also change and evolve with the changing customer taste and the adoption of new technologies and expectations around convenience. The proposed combination of Ahold Delhaize will have a wide variety of store formats and ways to shop to meet those needs of virtually any customer profile. We intend to maintain this variety of banners and formats as this is the reason why we are so strongly anchored in our local communities. And we believe there are limited benefits to come from consolidating banner names or formats.
While we are not breaking these out today, we see significant opportunities to leverage the best practices in each company to realize our revenue synergies from bringing the Groups together following completion of the transaction. Looking forward to sharing future success stories after completion of the transaction and will be a key -- and this will be a key area of focus for me in my role overseeing the integration process.
This slide provides you with two examples on this front. Ahold has clearly a more established track record in digital and online platforms, offering customers a rich online experience. And we believe there is a tremendous revenue opportunity by leveraging this across the Delhaize network. Perhaps not in every geography and format, but we feel we can definitely accelerate growth here.
Secondly, both Groups have expertise in fresh and in private label. And Delhaize fresh capabilities in Belgium and at Hannaford, for instance, in the northern part of the US, could be leveraged in adjacent banners. And the private label progress of Ahold and Delhaize provide opportunities to learn from each other.
On page 17, for the associates of both companies we expect that Ahold Delhaize will be an even more attractive employer. Firstly, we should be in a position to use the best management practices and business processes. If we are able to extract this, the Group will be a more attractive and efficient place to work.
Secondly, we will be able to offer our talent more ways to develop, which should also help us win in competing for talent, retaining existing experienced associates, along with adding fresh perspectives, will ultimately stimulate the overall performance culture of the Group. Currently the combination will offer more diverse growth and development opportunities. The difference in formats, organizations and geographies to help with -- to help in supporting rich careers within the Group.
As Dick mentioned before, Ahold and Delhaize are dedicated to the communities we serve. On slide 17, you can see the corporate responsibility programs for both Groups, Ahold’s responsible retailing program, and Delhaize’s 2020 ambition on its way to Supergood. These programs are high on the agenda at both companies and there are already a lot of similarities in the way we approach and tackle key issues in our industry. We believe therefore that we can learn from each other in order to accelerate the progress and the impact we have been making on this front already.

On slide 18 -- on slide 19, it is clear that the combined Group will retain its strong financial profile as the leverage ratio or lease-adjusted net debt to EBITDA will remain below 2 times. Additionally we expect the combination to be earnings-accretive in the first year after completion. And we expect to realize synergies quickly, enhancing both EBIT and EBITDA.
Let’s now spend a minute on the EUR500m of synergies that we’re expecting to achieve, and I’m with you on page 20. We’ve shown you the phasing of those synergies for the three years after completion. We identified synergies in three areas, direct sourcing, indirect sourcing and general and administrative plus other expenses. As you can see, the bulk of the synergies will come from sourcing. And we believe that most of the synergies will come from the US.
We believe sourcing synergies can be realized by combining volume, by comparing terms and by having our procurement further centralized. In indirect sourcing, goods not for resale, it will be our job to combine the expertise that is available in this area and it will also be a matter of scale in a number of cases.
Finally, we will also look at efficiencies in the support structure of both organizations to extract savings.
Both Groups understand the importance of realizing the full financial cost synergies and any revenue-generating opportunities, and we are taking the synergy and integration process very seriously, as you can understand from the composition of our management team. I will be overseeing this process with a focused team. And we are fully committed to creating the value that is available here.
We will be launching a dedicated integration planning team, with clear accountability. And we have a precise timeline to realize the financial benefits that we have identified.
Page 21. We are convinced that the merger of two cash-generative companies will also result in a highly cash-generative combination. And going forward we will continue to adopt a balanced approach towards investing in profitable growth and providing attractive returns to our shareholders. We currently also foresee, in line with Ahold’s dividend policy, that Ahold Delhaize will adopt a dividend policy to pay out between 40% to 50% of adjusted net income.
On page 21, we summarize why this merger should deliver long-term value for investors, realizing significant synergies, investing in long-term growth and providing attractive returns to our shareholders.
On page 23 we would like to conclude with the future ambition of the Group. We will have a focused management team in place to lead the combination. We all have a sense of urgency to get the full benefits available from the proposed combination.
Secondly, we believe the proposed combination will be stronger. Ahold Delhaize will have a great financial profile, with a very strong balance sheet and the capability to continue generating significant free cash flow. This positions us well to fund further investments in the offer and our store networks in order to drive revenue and profit growth. This should enable us to provide a superior customer offering, to make us even more attractive as an employer, to continue serving our communities well and to be a compelling proposition for our shareholders.
We are confident in our ability to achieve these objectives and of the future success of the combined Group. We believe we will be well positioned to not only maintain but also grow our leading positions across our markets.
We would now like to open the line for your Q&A.

QUESTIONS AND ANSWERS
Operator
(Operator Instructions). Edouard Aubin, Morgan Stanley.

Edouard Aubin - Morgan Stanley - Analyst
Yes, good morning guys and congratulations. Just two questions for me. I guess the synergies of EUR500m are given gross, I assume. So what percentage of these synergies will likely need to be reinvested in the business, because some of your entities, like Delhaize in Belgium and, more importantly, Ahold USA has seen some flat to declining volumes over the past few quarters?
And my second question is that if you look over the past 15 years, we’ve seen in general a bit more failures in good retail mergers in the US and in Europe than successes, thinking about Carrefour-Promodes, Albertsons-American Stores, Morrisons-Safeway, etc. So most of you guys have been working in this industry for a long time so I guess you have a perspective. I guess my question is quite simple. So what’s different this time?

Frans Muller - Delhaize Group SA - President and CEO
Yes, Edouard, regarding your first question, the synergies, we talk about an amount of EUR500m synergies after the third year after completion. Those synergies are supposed to arrive bottom line.
The second thing is that we did an extensive work, both companies individually, for assessing the effectiveness of this transaction on the synergy work of course. And we worked ourselves, including independent advisors. And we both came to the same amount of synergies. So we are very confident that this is the right amount. We have now made the first assessment, as you have seen in the presentation, for the buckets direct sourcing, indirect sourcing, and general and administrative and others. So we give you already a view on the distribution.
And the second part of your question is the investments in price. Both companies have now already cost-saving programs in place, which should be the drivers of funding those price investments. So we see those EUR500m coming bottom line on top of the present activities.

Dick Boer - Koninklijke Ahold NV - President and CEO
Yes, thank you Edouard. I will take the second question. First of all, I will not comment on any previous mergers, but I think I will comment on the one we are foreseeing. First of all, I think both companies really are complementary to each other in the markets we operate. I think that’s already a big advantage of this merger. Really get and create a strong foothold in all markets we operate. There’s limited overlap and still an opportunity to generate of that combination a lot of synergies.
And not only synergies on the cost side; I would also highlight and look at the opportunities for growth. Companies with strong heritage brands but also great innovation capabilities, which we can then benefit from both sides. Think about our online opportunities we have globally. Think about the elements of smaller formats we can develop. Think about the elements of developing further our talented workforce. There really are a lot of opportunities which we can bring together.
But I would say first and foremost important is we are complementary to our business, we are limited overlap in our businesses, and we have the same values and the same strategy from the past.
Operator?

Operator
James Anstead, Barclays.

James Anstead - Barclays - Analyst
Yes, good morning and congratulations again. Two questions from me. Firstly, obviously the overlap of the two companies and the geographical similarities is a very positive thing. Can you talk any more about whether you expect to have to make any divestments at all? I guess you have to wait for certain approvals, but any more commentary on that would be very interesting.
And secondly, I think you talked about the synergies being net of transaction fees. Can you talk about what the transaction fees might be and whether there are any tax implications of the transaction?

Dick Boer - Koninklijke Ahold NV - President and CEO
Yes. I’ll take the first. And Frans or Jeff or Pierre, who are in the room also, can take the second one so I’ll leave it to them. The first one, I think it’s too early to tell something about it. Of course we have to go through a good process of regulatory offices to review this deal. But we wouldn’t do it if we don’t feel confident that this would create value for our shareholders in the long term and that there is, because of the limited overlap, a way at least to make it work for both companies and for the shareholders.

Frans Muller - Delhaize Group SA - President and CEO
And at the same time, Dick, I think we’re both excited about the brands we operate in the countries where we are and the geographies where we are at the present active.
The other one, Jeff?

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
Perhaps just mention on -- you mentioned tax, James -- both companies have a similar effective tax rate and I see no reason why we wouldn’t expect the merged business to come out at a similar sort of rate from a tax perspective.
You mentioned transaction fees. The EUR500m is the synergies that will come to the bottom line. There will be one-off costs to achieve those synergies of EUR350m. And on top of that there will be some transaction fees which are not included in that EUR350m. It’s hard to estimate those exactly, but up to EUR100m, I think, is a number that you could work with from a cash flow perspective.

James Anstead - Barclays - Analyst
Just to follow up, sorry, from a tax point of view, it was less about the future P&L tax charge; just about whether there were any tax consequences of the -- this transaction per se?

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
Not specifically. I think it’s a fairly straightforward event from a cash perspective. We’ve done some preliminary work on that and we’re not expecting any significant impacts from a tax perspective.
I don’t know if, Pierre, do you have anything?

Pierre Bouchut - Delhaize Group SA - EVP and CFO
I just -- I do confirm that. It will be absolutely tax-neutral for the combined entity. And it should be also tax-neutral for most of the Delhaize shareholders who are going to exchange their shares against our shares, depending of course on the geographies where they are tax residents. But I would say in most cases, if not all the cases, it should be tax-neutral as well.

James Anstead - Barclays - Analyst
Okay. That’s very helpful. Thank you.

Operator
Fernand De Boer, Petercam.

Fernand De Boer - Petercam - Analyst
Yes, good morning. First of all, congratulations. I think well done. Then I had a question on Belgium. You mentioned in the press release that Delhaize will be the main banner in Belgium. But could you say a little bit on the Albert Heijn stores, how to move forward with them?

Dick Boer - Koninklijke Ahold NV - President and CEO
No, we clearly of course, and that’s what Frans also said, we believe strongly in all our brands we have around the globe. We have strong brand heritage in the local communities. And clearly Delhaize brand in Belgium is embedded even more than Albert Heijn over the last 147 years, where Albert Heijn is only 127 years old. So clearly that’s the first and foremost point we would like to make and we stated also this morning.
Secondly, of course this is far too early to have any discussions about what our plans are. We just announced the merger. And we will see in the future how that will end on both brands in this market.

Fernand De Boer - Petercam - Analyst Okay.
Thank you very much.

Operator
Patrick Roquas, Rabobank.

Patrick Roquas - Rabobank - Analyst
Yes, good morning gentlemen and congratulations from us at Rabo. A question on Belgium as well. Firstly, you have a meeting with the unions this morning. Could you indicate what the key message of that meeting is?
And secondly, do you see an opportunity to leverage your purchasing advantage from Albert Heijn to -- in The Netherlands to Belgium? Thank you.

Dick Boer - Koninklijke Ahold NV - President and CEO
Thank you for your question. With the unions, we invited them this morning for a dialogue, which we have on a regular basis. We have a very good relationship with our social partners. And we could give them clear answers on how we see the business going forward in Belgium. And I would say that meeting took roughly one and a half hours but has been received well because we have a good confidence that we can further strengthen also the Delhaize brand in Belgium. And we have a clear view on the transformation plan and the investments we agreed in February with the social partners. And of course we have committed to that transformation plan and investments.
So I think this was very helpful to be able to give some question -- to give some answers on the questions. And I think the meeting ended up in a constructive spirit.

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
And supplies, leveraging procurement in Belgium?

Dick Boer - Koninklijke Ahold NV - President and CEO
Yes. No, you can answer that then, Jeff.

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
We’re not -- we’re committed to not changing our supply network in Belgium. We’ll continue to supply Delhaize through the Delhaize supply chain and we’ll continue to supply Albert Heijn through the Albert Heijn supply chain. However, there will be opportunities to leverage our scale. If we look at some of the areas, such as own brands, for example. It’s a good area where we both have good partners in that area but we can certainly leverage our scale. So we will expect to see some benefits coming from that type of synergy.

Frans Muller - Delhaize Group SA - President and CEO
Yes. I think you should also, let’s say, split the thinking on distribution, which is logistics, which is responsibility of the brands on its own. So as for warehousing, it’s of course done by Delhaize in Delhaize in Belgium and Albert Heijn in The Netherlands. But on top of that of course with the combination of the Benelux there will be opportunities to start, as Jeff said, to start really getting the benefit of using our supply network in a better way, to innovate faster, to create even more growth for our business.
And I think we should clearly also see if there’s a growth opportunity for both companies, and I’m sure we still can grow in both markets on both sides of this border, previous border between Belgium and Netherlands, which is hardly visible anymore.

Dick Boer - Koninklijke Ahold NV - President and CEO
And on page number 20, you see this overview on how the synergies are distributed. And also direct sourcing and indirect sourcing are big parts of this. And for this, Belgium or any other market is no exception.

Patrick Roquas - Rabobank - Analyst
Just as a follow-up, in the past, your comments with regard to the Albert Heijn stores in Belgium have been that we have a price advantage for your clients, which is partly based on more favorable sourcing terms from The Netherlands. The question is will you be able to leverage those terms to your Delhaize Belgium stores?

Frans Muller - Delhaize Group SA - President and CEO
Yes, I can answer for this on my side. If we talk about comparable assortments also on the national brand level, then of course this will be part of our work talking about synergies. And also there, by the way, Delhaize in Belgium or the Belgium market in general, it’s no exception. It’s part of our plan.

Patrick Roquas - Rabobank - Analyst
Okay. Thank you.

Operator
David McCarthy, HSBC.

David McCarthy - HSBC - Analyst
Yes, good morning gentlemen. Just wanted to ask a couple of questions regarding the synergies. The first of all is your direct sourcing synergies you’re quantifying at EUR250m to EUR300m. That doesn’t seem very much to me. And also I’m not sure why it would take you so long to achieve them, because you’re saying the synergies will be 40% year one, 80% in year two, but direct sourcing is going to be up to 60%. I would have thought you’d be in with the suppliers straight away, negotiating those terms so you would get the bulk of them almost immediately.
Related to that, can you tell us what the overlap in terms of sales between the two companies is in terms of the turnover done by the same suppliers? Is it 80% of your turnover in the US and 50% in Europe?
Next question relates to the EUR150m general and admin expenditures. Again, you’re talking about that over three years. Can you break that down? Are you talking about regional office closures? Are we talking about redundancies? Are we talking about savings on marketing?
And related to that is the EUR350m of cost to achieve these synergies, obviously there is minimal cost in securing direct sourcing synergies. Can’t imagine there’s a lot on indirect sourcing. So what is that expenditure going to be? That’s it. Thank you.

Dick Boer - Koninklijke Ahold NV - President and CEO
Thank you Dave. On the first day of announcing the merger, I appreciate the ambition you put forward and the pressure on my shoulders. But I can give you a little bit more light on this. First of all, we did an extensive work in assessing those synergies, including also third party advisory on both individual sides. And then we brought the agendas together and came to the conclusion that we are very much one opinion. So I think we have a solid opinion here. We’re very confident that those amounts are right and that also the buckets with some bandwidths, as you have seen, are right as well.
On the timing we said the EUR500m run rate after three years after the closing will be, first of all, bottom-line amount. We said before and we gave you an assessment how this will develop over the years. I would agree with you that if you talk about the synergies and the cost synergies with the national brands, suppliers do go faster than looking at private label, for example, or would go faster maybe than SG&A. So we are going to look at this schedule. We gave you an indication how this can go and you can count on us and count on the management board that if we can accelerate/expedite then we will do so.
On the overlap of the suppliers for each party, we cannot and we did not do this work because this is, in the way we compete, not allowed and differs also very much on the private label percentage in each market we carry. So this is for the future to find out.

Maybe Jeff or Pierre on the EUR350m one-off cost.

Pierre Bouchut - Delhaize Group SA - EVP and CFO
Yes, the EUR350m. It’s not EUR250m. Our estimate of the one-off cost is EUR350m. It will be made of several different numbers, but of course severance, back-up fee for certain contracts, consulting fees, IT development costs, so there is a significant variety of different costs that we’ll have to engage in the coming years and which add up to EUR350m. This is our first estimate at this stage.

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
And then maybe, David, just to comment on the general and administrative costs. Obviously it’s too early for us to talk specifically about offices, but clearly we will look at efficiencies between the two businesses. We’d look at best practices with in the two businesses. We’d look at overlap in terms of workloads between the two businesses.
Again, we’ve done some detailed analysis on this. I’m not going to get, I don’t think it’s appropriate to get drawn in now as to specifically where or how that will be delivered. But we have again detailed plans that we feel confident that we could deliver. And obviously these type of savings do take a little longer than the procurement savings that we were talking about earlier.

David McCarthy - HSBC - Analyst
Okay. Just overall it seems that you’ve really low-balled these synergies. When I’m looking at the costs you’re talking about versus the savings, and we break it down and cross-reference, there seems to be a higherost for limited savings. That’s all my comment.

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
Okay. Thank you.

Operator
Andrew [Glynn], UBS.

Andrew Gwynn - UBS - Analyst
Nearly right. Andrew Gwynn, sorry, from UBS. Just on the balance sheet, you both have fairly large net cash and net debt ?- sorry, gross debt balances. Is there an opportunity here to bring the or make the balance sheets more efficient, is my first question?
Second question is on the timeline for the deal. Obviously you mentioned that we’re going to have some various regulatory bodies looking at this. How long do you think it will take before we have an answer as a combined entity?
And then the third question just sits on risks. Obviously we’ve heard you guys talk a lot about the positives of the deal, which I’m sure are fairly well documented, but not a lot of discussion about where you see the key risks. Clearly bringing together two businesses of this size is no simple feat so I can’t say I envy you, but if you talk around that, that would great. Thank you.

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
Andrew, you’re right. Both companies are in a strong position in terms of their balance sheets. They’re both very cash generative. Obviously what we’ve announced today is we at Ahold will stop our immediate plans in terms of the share buyback program. However, before completion we will return EUR1b to shareholders through a reverse stock split -- that’s from the Ahold perspective -- just before completion and that will help to, let’s say, make the balance sheets more efficient on the combination.
Once the businesses are combined obviously that gives us options and it gives us opportunities to look at the types of investments that both companies have talked about in the last several years in terms of growth and in terms of additional returns to shareholders. So it’s a decision once we have a combined business and a new board that we will look at. But I think in perspective of running an efficient and well-managed balance sheet, that’s certainly in our objectives.

Dick Boer - Koninklijke Ahold NV - President and CEO
Okay. And then I will go back to the timing. The timing of course is, as we announced, mid-2016. That’s mainly to do of course with the regulatory offices, especially of course the antitrust looking at this deal on both sides of the ocean, as well in the US as well in Europe in different markets where we operate. So that clearly will take time. We have to go through shareholders approval. And these things need time and takes also of course the length of this process.
The end of the day, we are confident that it’s still worth to wait and to do the work thoroughly. Because I think it is good that we do it thoroughly and that we also protect our assets for the future in the best way we can by doing it thoroughly work with the regulatory authorities.
On the risks, of course, and I understand we try of course to make it a nice story today, but I think we also believe in that, both (inaudible) and myself and the whole team who worked on it, that this really creates great, enormous opportunities for both companies to start getting even better, stronger and more professional at the end of the day as a combined Group of companies going forward in a very competitive environment where we are working in.
So that’s why we of course identified -- we looked at risks. We looked at what are logical risks in mergers. We believe also as a team that we will overcome them and that we are able also to assess them. Have a direct conversation of course with all of us that we are forming this team going forward. We just announced the six leading people. There are ex com members coming onboard. And we have great talents in the world to do that.

Frans Muller - Delhaize Group SA - President and CEO
I fully agree on the strategic rationale we have so much a common view here that this is already very good news. And if you look at the total footprint and the type of business where we are in, we understand each other’s business as food retailers in geographies where we operate.
From the risk side, and Dick mentioned already the natural risk you see in any merger, I think there are two things. First of all that we have a meticulous planning of our total integration process where of course we will work on them very fast now. That’s one thing, and that we have very well prepared as soon as we have the completion of the transaction. And the second thing is on the way to the closing we have to be very focused on our existing running business, our ordinary course of business, and that we avoid any distraction to make our numbers we have in our budgets and we also have shared with the markets.

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
And on the reverse stock split, this is similar to the reverse stock split that Ahold did in 2013, and obviously we’ll return EUR1b of cash to shareholders and reduce the number of outstanding shares. And that should be pretty much neutral to the value of the Ahold shares.

Andrew Gwynn - UBS - Analyst
Sorry, just coming back to the balance sheet, does this transaction trigger anything in the bonds? Because obviously one of the problems you have is that the bonds are quite long-dated. Does it trigger anything that means that you could pull forward the repayment of those bonds and remove some of that negative carrier if you will?

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
No, neither business has significant number of outstanding bonds. And we’ll stay -- both businesses, the combined business and the current businesses, have good strong credit metrics and credit ratings so there is no particular issues in terms of anything being triggered with the bonds.

Pierre Bouchut - Delhaize Group SA - EVP and CFO
The transaction should not trigger any early repayment of any of our bonds at, both at Ahold and Delhaize. This is our analysis.

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
And in the normal course of business we’ll continue -- obviously we continue, both businesses look to see if there is any economic value in early redemption for example of high premium bonds, and we’ll continue to do that.

Andrew Gwynn - UBS – Analyst
Okay. Thanks very much.

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
Okay, Andrew.

Andrew Gwynn - UBS – Analyst
Thank you.

Operator
James Grzinic, Jefferies.

James Grzinic - Jefferies - Analyst
Yes, good morning guys. I had three. One very much in the details of the transaction, which was about dividends. So do you plan to pay ordinary dividends for the full year 2015 and would they be aligned in terms of the two companies? A quick one on that one.
The second one is really to Pierre and France in terms of did you not think it was appropriate perhaps to have a similar leverage of the balance sheet like Ahold is having given the starting point of adjusted leverage of the two companies? I’m just wondering, surprised, that you are agreeing to the two step structure of the transaction.

And the third one I guess for all of you in terms of the EUR0.5b synergies. Are you saying that the EUR0.5b are net of investment? Are they the gross  number, which is also the net? In which case are you saying that you don’t feel any of the businesses require perhaps more investment? Thank you.

Dick Boer - Koninklijke Ahold NV - President and CEO
To Jeff then Pierre.

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
Yes, I wouldn’t mind just starting for clarification on the last question. We couldn’t be clearer James. The EUR500m will go to the bottom line.

James Grzinic - Jefferies – Analyst
Yes.

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
In addition to the EUR500m benefit, and that’s by year three, there will be one-off costs related to deliver the EUR500m, of EUR350m. And I think that’s clear.
Now what Frans said earlier in terms of investments into the business, both businesses have strong cost reduction programs currently running. Simplicity, which we’ve talked about, at Ahold. The programs Frans mentioned in Belgium, for example. Those programs are designed to maintain and to continue to invest in our customer proposition to ensure the businesses continue to be positioned correctly and have strong and good growth profiles.
So the synergies are clear, they are incremental, the cost-savings programs that currently exist will continue and there will be one-off costs related to delivering the synergies of EUR500m. Is that clear?

James Grzinic - Jefferies - Analyst
Yes, James. I appreciate that you said EUR0.5b is the net number. My question was whether the net is also the gross, and you answered it now. Thank you.

Dick Boer - Koninklijke Ahold NV - President and CEO
Okay. Does that answer your question on dividends?

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
On the dividends, yes, we would -- certainly I’ll answer for Ahold. We will expect to pay the 2015 dividend in line with our policy.

Dick Boer - Koninklijke Ahold NV - President and CEO
Pierre.

Pierre Bouchut - Delhaize Group SA - EVP and CFO
And then to answer your question, the EUR1b pre-transaction dividend is the outcome of a negotiation between the parties. As a result of this pre-transaction dividend, Delhaize shareholders will end up by having 39% of the combined entity, as you understand it, on the fully diluted basis. And if you assume the EUR500m total synergies over time, the [private] shareholders normally should share 50% of the net present value of such synergies with the metrics which are the metrics of this transaction.

James Grzinic - Jefferies - Analyst
And what is your plan on dividend?

Pierre Bouchut - Delhaize Group SA - EVP and CFO
Well, the dividend that we plan to pay in due time, our dividend, we are not going to change our dividend policy for the coming year. The Delhaize shareholders will get a dividend in 2016, if the transaction of course is closed after our EGM. And if the transaction is closed before, they would get the Ahold shares. I think that’s clear.

James Grzinic - Jefferies - Analyst
But you don’t feel that in terms of the implications of the share consolidation on the balance sheet structure, the two businesses will end up with you perhaps giving a little bit too much on the negotiations? I presume not because you agreed, but the leverage position will be different for the two businesses.

Pierre Bouchut - Delhaize Group SA - EVP and CFO
Take your pencil, sharpen it, do your calculation and we can discuss that afterwards.

James Grzinic - Jefferies - Analyst
Okay. Thanks Pierre.

Pierre Bouchut - Delhaize Group SA - EVP and CFO
Okay. Thank you James.

Operator
Bruno Monteyne, Sanford Bernstein.

Bruno Monteyne - Sanford Bernstein - Analyst
Hi. Good morning. Jeff, you alluded to the cost-savings program. I just want to be very explicit. You already have very large and usually successful cost-savings program at Ahold in [spend], improving buying direct and indirect. So the impact of the synergies you are announcing today do not mean there’s a material delay in the existing programs or, if not, there would be a net additional amount. So I just want to make sure I understood that correctly.

The second question is, in your SG&A and related, are you planning any type of IT or systems integration either in the US or in Europe?
And my third question is in the past you’ve always commented that you’re always open to acquisitions in neighboring countries or locations. Now with this Delhaize deal done can we assume that you only would consider smaller type transactions like the Genuardi deal you had in the past?
And therefore, if that’s the case, rather than saying you’ll have a dividend policy, can’t you commit to a stronger ongoing buyback strategy at the combined entity, where any excess cash above and beyond what you need for the small organic growth would be returned to shareholders? Thank you.

Dick Boer - Koninkljke Ahold NV - President and CEO
I think I will ask Jeff to take one. Two is clearly with my fellow Deputy CEO and Chief Integration Officer to talk about your IT.
And the third one, I think it’s clear ?- well, I will start with that one. I think this merger will give us at this moment, the coming years of course, great opportunities to now consolidating in the markets we operate, where we are working, even get strong positions in the markets we operate. And I think the first couple of years clearly is focused on doing that work. And I can tell you I think that’s the most important thing we now have on our agenda.

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
And, Bruno, it would be presumptuous of me to discuss the strategy of a new company, the new combined entity. The board of that company would have to agree that strategy. So in terms of the relative ongoing buyback program or dividend strategy, we’ve given an indication of the dividend strategy, but that new business would have to come together and would have to develop that strategy, define that strategy before we really discuss it in much more detail than we’ve done today.
In terms of the cost-saving program, we have looked at this in great detail. As it was mentioned earlier, we’ve had our professional advisors working on it on both of the business. We’ve come up with similar numbers. These are incremental to our existing programs. So our existing programs are critically important. Our Simplicity program, not just in the US but also in Europe, is critically important and we have worked hard to ensure that we don’t count any overlap in these programs. So the synergies are related to the combination of the two businesses and it’s what that enables, and the ongoing programs will continue.

Frans Muller - Delhaize Group SA - President and CEO
On the IT side, we did the caution of business due diligence a good study of each other’s positions both for the European and for the US geographies, both for customer-facing applications and back office and ERP and these kind of things. And it’s clearly an opportunity there for both companies. We still have to make a number of choices in our PO technologies. So this will be a part of the study of the integration work, which choices we are going to make, where we can make choices which are for the two companies an even more efficient choice or are giving a better return or a better customer-facing opportunity in the quality of the application.
In the online part I think that Delhaize has is in this respect a number of things we can learn and benefit from Ahold in the new Ahold Delhaize combination. So all these kind of things are now mapped and it’s now up to the integration teams to come up with good solutions going forward, also on the IT front.

Henk Jan ten Brinke - Koninklijke Ahold NV - VP IR
Thank you.

Operator
Sreedhar Mahamkali, Macquarie.

Sreedhar Mahamkali - Macquarie - Analyst
Yes, hi. Good morning all. Four very short questions please. Number one, in terms of the synergies, EUR500m, would you say a majority, 60%/70%, would be from the US. That’s the first question.
And secondly, you’ve talked a lot about direct sourcing, indirect sourcing and SG&A, but I haven’t heard you mention supply chain [throughout] logistics. Is it in there or did you believe there wasn’t a sufficient level of synergies here to be highlighted?
And number three, in terms of US unionization levels, clearly are very different structures in the US in the two businesses. You’re confident in the ability to preserve it as it is?
And the final one, in the list of merger conditions you mentioned something about Ahold and Delhaize getting a tax ruling to confirm that they can benefit from tax neutrality. If you could just clarify what that is please. Thank you.

Frans Muller - Delhaize Group SA - President and CEO
We’ll start with -- Sreedhar, good morning. We’ll start with the synergies. We gave you on page 20 the distribution. If we talk about supply chain synergies, which are to our assessment relatively small as far as we have seen, those are booked in the other box in the bottom box. That is where we see those supply chain synergies coming in.
I missed the third question.

Dick Boer - Koninklijke Ahold NV - President and CEO
I have it.

Frans Muller - Delhaize Group SA - President and CEO
You have it. Dick, go ahead.

Dick Boer - Koninklijke Ahold NV - President and CEO
No, your third question, I think your question if I understood well is we are currently keeping our operations in the US in the announcement of course leaded and led by the two COOs. I think that’s what I understood from your side, Sreedhar. Of course that’s one important bit.

Sreedhar Mahamkali - Macquarie - Analyst
I’m sorry. I was just talking in terms the unionization level is very different in Delhaize and Ahold so I was just wondering if you’re ability to preserve this [overhead] or is there something likely to change?

Dick Boer - Koninklijke Ahold NV - President and CEO
Yes, we have to respect the contracts we have.

Henk Jan ten Brinke - Koninklijke Ahold NV - VP IR
(Technical difficulty) on the line. Is everybody on mute or is it our line? (Inaudible).

Dick Boer - Koninklijke Ahold NV - President and CEO
So I’ll continue my answer. It’s clearly we respect the contracts. We have to continue our operations in the way we have been running and that’s in first and foremost. Then of course there is a lot to attract already out of the synergy work and that’s the way that we believe we can even, working around what we have today, also our business in the US, combining a lot of the benefits we can get as a company together.

Frans Muller - Delhaize Group SA - President and CEO
And for the other question on the distribution of the geographies of the synergies, at the moment we assume a sales distribution commensurate distribution.

Pierre Bouchut - Delhaize Group SA - EVP and CFO
And, Sreedhar, regarding your question on taxes, we said three things. First of all, a confirmed (inaudible) transaction should not result in any specific additional tax either for Delhaize or Ahold. Second, we said that the combined entity effective tax rate over time should be quite identical to what it is today at both Delhaize and Ahold level, taking into account that we have very similar effective tax rates in both companies. And three, we said that for Delhaize shareholders this transaction should be also tax neutral because exchanging their shares against Ahold shares should not result in most cases any, should not trigger any tax for them.

Sreedhar Mahamkali - Macquarie - Analyst
Sorry Pierre. My question was in merger conditions. You’ve listed there quite a lot of conditions for the ability to execute the merger, to implement the merger. And one of those conditions was Ahold and Delhaize having obtained a Belgium tax ruling confirming that the merger can benefit from tax neutrality. I’m just trying to understand what that is. It’s on page 4 of your --

Pierre Bouchut - Delhaize Group SA - EVP and CFO
It’s a condition to closing that we obtain this tax ruling from the Belgian authority, but we do not anticipate any problem for that.

Sreedhar Mahamkali - Macquarie - Analyst Okay.
Thank you.

Operator
Gerard Rijk, SNS Securities.

Gerard Rijk - SNS Securities - Analyst
Yes, good morning. Two very short questions. One is about the non-recurrent, the one-off cost, EUR350m. Is that completely cash? And on top of that Jeff mentioned the EUR100m. That is probably also of course that that is cash, but is it in total EUR450m cash?
Next question is about the net debt to EBITDA. You are talking about 1.7. Implicitly do you continue to focus on, like Ahold always did, at 2 times?
And maybe a third question is about the independent consultants you mention. Are they the same names as your, as the transaction advisors, or are they different names? And what are the names, concerning synergies?

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
Let me start on the one-off costs. Yes, the EUR350m is a cash cost. On top of that I mentioned there would be up to EUR100m of transaction costs. Obviously that will be cash as well and that’s fully taken into account in our understanding of the cash flows.
In terms of the net debt to EBITDA multiple, we’ve operated at Ahold with a very clear, some very clear guidance in terms of the balance sheet performance, 2 times net debt to EBITDA as a guideline and a liquidity target. It would be inappropriate for me to assume that that will be the outlook for the new business. But I think what you can assume is we will continue to manage an efficient and an effective and a strong balance sheet going forward, and we will come up with new instructions as we go through that process as the new company forms. But clearly the intent is to have the same outlook in terms of having a efficient and strong balance sheet.
In terms of the consultants, no, we’ve both been through our due diligence processes. The consultants are named on the merger documents.

Dick Boer - Koninklijke Ahold NV - President and CEO
No, they were not named yet, but we can share them with you. Royal Ahold worked with McKinsey. Delhaize worked with [Bain Consultants]. Both independent processes because we had to do our own assessments of the attractiveness of the potential transaction and both parties came back to us with identical range of amounts.

Gerard Rijk - SNS Securities – Analyst
Okay. Very useful. Thank you very much.

Operator
Cedric Lecasble, Raymond James.

Cedric Lecasble - Raymond James - Analyst
Yes, good morning gentlemen. Two for me please. The first one on the strategy in the US. We saw Ahold over last couple of years with relatively strong margin resilience, but relatively weak like-for-like growth. Looking at Delhaize, it was margin sacrifice to recover stronger like-for-like top-line momentum. So how do you reconcile both actually into US? And why don’t you use the synergies from the merger to accelerate price investments at Ahold USA and reinforce top-line momentum, which was a little weak over the last quarters? That’s my first question.
And the second one, I understand its early stage for antitrust considerations, but what would be the amount of US sales where you might have some issues? Thank you very much.

Dick Boer - Koninklijke Ahold NV - President and CEO
I think on your first question that’s why we do best of both worlds. I think it’s a great example of I think we can learn from each other. I think there’s a lot of lessons learned from both sides. We on our, let’s say, strong market position and Simplicity savings, and on the other hand also how you can drive sales clearly shown by Frans and his team over the last two years how to grow sales in the US.
I wouldn’t underestimate of course we are on the early phase of that journey on repositioning Ahold and Delhaize. We continue to work with our Thunder program and of course that was and is one of the reasons we want to reinvest our Simplicity savings in price.

Frans Muller - Delhaize Group SA - President and CEO
I think what Dick, as Dick just mentioned, another very good reason to bring these companies together because there is a very healthy reciprocal learning opportunity.
I don’t think, on antitrust I don’t think we’re going to speculate on that.

Dick Boer - Koninklijke Ahold NV - President and CEO
No. Too early.

Frans Muller - Delhaize Group SA - President and CEO
Obviously we have to go through the process and it’s too early at this stage.

Dick Boer - Koninklijke Ahold NV - President and CEO
Operator, the next question.

Operator
John Kershaw, Exane.

John Kershaw - Exane BNP Paribas - Analyst
Yes, good morning guys. Hopefully you can hear me. I’m in an echoey hotel room in Milan so I always pick the days to go marketing. First of all, just help us understand. It may be an offline question, but myself and many I’ve communicated with get a 62.5%, 38%/37.5% split on the equity with the terms you’ve disclosed today. So perhaps there is something in the diluted number of shares that you can help us to understand the 61%/39% split. That’s the first technical question.
Then secondly, to Ahold’s management, I suppose what’s changed? You’ve been in the past shrinking away from big deals. You’ve said there’s not much synergies to be had out of deals. And now you’re doing a very large merger. So was your business slowing that you needed these synergies or is there something changed in your view of Delhaize?
And secondly, is this a two-stage merger in such that you're taking the buying synergies and you're not really integrating anything else, but with a view once the dust has settled perhaps to do greater integration? Because having two COOs in the US, for example, strikes me as a little bit too much. You only need one person to oversee the US business. Perhaps there’s more to do on logistics in time. So if you could comment on that as well.

Dick Boer - Koninklijke Ahold NV - President and CEO
Yes, I think on the first question, I’m happy to hear that you are in Milan by the way. We are in Brussels. But I think the calculation you should make is taking into account the reverse stock split we announced, also the EUR1b, so that’s why you come close to the 39%/61%.

John Kershaw - Exane BNP Paribas - Analyst
No, no. We need the specifics. I’ve done that. We get to 62.5%, 37.5% so there is something in the nuance on the number of shares. So if you could just perhaps provide that, that would be helpful.

Frans Muller - Delhaize Group SA - President and CEO
We figure this out in the coming five minutes.

Pierre Bouchut - Delhaize Group SA - EVP and CFO
The precise answer is 38.7% on the fully diluted basis.

Jeff Carr - Koninklijke Ahold NV - EVP and CFO
You’ve got to work on a fully diluted basis, John.

John Kershaw - Exane BNP Paribas - Analyst
No, I understand. That’s why I was asking you for the precise numbers because you know better than I.

Dick Boer - Koninklijke Ahold NV - President and CEO
We’ll come back to that. We will find them during the next five minutes during on the call.
On your other question on Ahold, I think we are talking here about a clear merger of vehicles between the two companies. We are really, and that was, let’s say, most convincing work for ourselves, which was not most difficult, at the end of the day we believe that our strategies are in line, that we have common values, that we have a common view on the business that will go forward.
And that’s why this merger makes sense than a large acquisition -- versus a large acquisition. Because we believe really with the brands we have, the heritage we have, but also the business model we are operating is so similar, that this clearly can help us to be in a stronger position going forward in a very competitive environment we are in, in the world, as well as in the US as well in the Benelux as well also in the rest of Europe.
So that’s why I believe also from a strategic position from the Ahold perspective this is the good momentum. Both companies have been proven going through quite some work, certainly for Ahold over the last two years, three years, to get ourselves ready for new customer interaction, different ways of shopping. And I think that’s beneficial for both. Frans can allude to what Delhaize went through. And I think that brings both worlds really together John. I think it’s really a different thing than an acquisition; it’s really a merger of two great companies. Frans?

Frans Muller - Delhaize Group SA - President and CEO
Yes. This (inaudible) on the line, but also would like to answer those two other questions John. The synergies, the two-stage synergy process, I think that is not the case. If you look at the page 20 you see the character of the synergies already listed direct sourcing, indirect sourcing. We talked about supply chain in the other books. We talk about SG&A 25% to 30% of the total EUR500m. So that’s including efficiencies and getting an efficient, more efficient organization. So all those elements of synergies are in and those elements are also in the table on the right hand side and the timing over the coming three years.
The other question on the two COOs, there are two things there. First of all we have a business to run in the US also for the coming periods up to closing. And we have at the second stage we have also a number of big programs running with Thunder for Ahold, with Easy, Fresh and Affordable for Delhaize. And those COOs have taken full ownership of those and it will be great when they can finalize their journey on this. And the second thing is there is a lot of work coming to us.
So two experienced COOs doing both a very good job in the US I think is not a luxury in such a set-up. And they are both part of the management board, so both completely connected to our plans, to the commitment of the integration. And that’s why I feel it’s a good set-up, while both making sure that there is no distraction and that we run our programs, and secondly that we have full commitment to the integration process going further.

Henk Jan ten Brinke - Koninklijke Ahold NV - VP IR
Operator, we would now like to take the last question please.

Operator
Juergen Elfers, Commerzbank.

Juergen Elfers - Commerzbank - Analyst
Yes, good morning guys. This is Juergen. Let me just quickly come back to the two COOs issues, at Ahold USA James McCann and Delhaize America Kevin Holt. Yes, I appreciate, Frans, that you outlined that there were projects in the making, but I would like to raise a similar question for both the US and Belgium, and this relates to an earlier question of the potential delivery of products and taking advantages of better purchasing additions etc. etc. I would really appreciate it if you guys could elaborate a little more on the effective merging of operations in terms of sourcing, in terms of logistics, in terms of formats.
And I was really puzzled by the answer on the question of Patrick Roquas on why not leveraging on the better sourcing conditions of Albert Heijn from The Netherlands into Belgian market. Why is Belgium continue to be distributed by Delhaize logistics and Ahold -- Albert Heijn continues to distribute -- to be distributed by Ahold Logistics?
Is the same thing similar in the US? Could you please elaborate whether in New England, for example, there is separate businesses continuing to be run? I just don’t quite get the full merger picture here. Thank you.

Dick Boer - Koninklijke Ahold NV - President and CEO
Yes, I think, Juergen, thanks for your question. We’ll answer both I think, Frans and myself, to elaborate again on that question. And of course it’s early in the stage of the merger. We just have announced it today, as you know. We did quite some homework between the two consultants.

To make it a bit clearer I think on the Benelux, of course, as Frans also said, we’re going to work on the sourcing side, the deals our suppliers have. That doesn’t make that you need to go distribution via your warehouses from one or the other countries to the stores. The stores have a network. The network around the stores is closed by the warehouses of Delhaize in Belgium and The Netherlands of course Albert Heijn.
So it’s the buying, it’s the deals you make with your suppliers, the manufacturers, there of course a big part of our synergies, as Frans alluded, is coming from. And then of course we are going to discuss in a friendly but firm way with our manufacturers about how we can harmonize our standards of engagement with them in the best way we can.
On your other question on the US I think Frans was very clear. We have an enormous opportunity still for our teams to work. These are big units. They are big companies in the US. And of course during the integration period after closing we are going to have a lot of discussion and ways of trying to harmonize also there in similar ways deals, construction, suppliers, whatever. But the business needs to be run. There are four big units at Ahold USA, the two big units of Delhaize. These people are standing for the job. And I think that’s what you shouldn’t -- you shouldn’t compare, let’s say, put these two things together; they are two different things.

Juergen Elfers - Commerzbank - Analyst
Dick, Can I just come back to the statement of Frans, which I highly appreciated on the issues of the COOs? Can we assume that after the jobs which they are currently in charge of exploiting cost cuts and synergies on a standalone basis, do we have to assume that the entities in the US will merge closer together also organizational-wise as time progresses?

Frans Muller - Delhaize Group SA - President and CEO
Juergen, thanks for the additional question in this respect. It is much too early to tell. We are very happy with both colleagues. There’s a big journey ahead of us pre-closing and post-closing and we would like to enjoy their leadership and their contribution going forward.
On the national brands, private label, sourcing, indirect procurements, you can trust us that we are looking for the best price in the market but also given quality and the total distribution cost included.

Juergen Elfers - Commerzbank – Analyst
Okay. Thank you very much guys. Thank you.

Dick Boer - Koninklijke Ahold NV - President and CEO
Your welcome, Juergen.

Henk Jan ten Brinke - Koninklijke Ahold NV - VP IR
Okay. Ladies and gentlemen, this concludes this conference call and webcast. Thank you for attending and have a nice day.

Operator
That would conclude today’s conference call. Thank you for your participation ladies and gentlemen. You may now disconnect.

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Important Information for Investors and Shareholders

The transaction will be submitted to the shareholders of Delhaize Group (“Delhaize”) for their consideration.  In connection with the transaction, Delhaize and Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) will prepare a prospectus for Delhaize’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”) and Delhaize will mail the prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC.  Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders of Delhaize will be able to receive the prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov and from Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Forward Looking Statements

This communication contains forward-looking statements with respect to the financial condition, results of operations and business of Delhaize and Ahold and the merger of Delhaize and Ahold, including the expected effects of any proposed transaction.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of Delhaize and Ahold, including, among other things, the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the transaction will not receive the necessary approvals, that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to be realized in the transaction; and the possibility that the transaction does not close.  Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company.  The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this presentation.